AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

04 FEB 25 AM 7:21

04010094

14 January 2004

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 12 January 2004, Re: Amsteel Corporation Berhad ("ACB") - Proposed variation of: 1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts, issued by the ACB Group pursuant to the corporate and debt restructuring exercise of the ACB Group for filing pursuant to exemption No. 82-3318 granted to ACB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

dw 2/26

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 12/01/2004 05:39:20 PM
Reference No AA-040112-500E0

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

PROPOSED VARIATION OF:
1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
2. REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");
ISSUED BY THE ACB GROUP PURSUANT TO THE CORPORATE AND DEBT RESTRUCTURING EXERCISE OF THE ACB GROUP

* **Contents :-**

Reference is made to the announcement dated 23 December 2003 by ACB regarding the issuance by ACB and Amsteel Harta (L) Limited of notices of meetings dated 22 December 2003 to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders") to seek, amongst others, the approval of the relevant Bondholders and relevant SPV Debt Holders:

i) to vary the redemption date for the Bonds and the scheduled date for the repayment of the SPV Debts both of 31 December 2003; and

ii) to modify or amend certain provisions contained in the Trust Deed constituting the Bonds and the SPV Facility Agreement constituting the SPV Debts.

(hereinafter referred to as the "Proposed Variation")

The Board of Directors of ACB wishes to announce that at the meetings of the Bondholders and SPV Debt Holders held earlier today, all the resolutions tabled thereat in relation to the Proposed Variation were duly passed.

Following thereto, the Company shall proceed to seek the approval of the Securities Commission and Bank Negara Malaysia (in respect of the SPV Debts), for the Proposed Variation.

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

12 JAN 2004

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

12 JAN 2004